53rd at Third
885 Third Avenue
New York, New York 10022-4834
Tel: +1.212.906.1200 Fax: +1.212.751.4864
www.lw.com

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Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	Houston	Silicon Valley
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Re:	WCI Communities, Inc.
Registration Statement on Form S-4
Filed September 18, 2014
File No. 333-198827

Dear Mr. Slivka:

On behalf of our client, WCI Communities, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 1 to the above-captioned Registration Statement on Form S-4 (“Amendment No. 1”), which was initially filed with the Commission on September 18, 2014 (the “Registration Statement”).

Amendment No. 1 reflects certain revisions to the Registration Statement in response to the comment letter to Vivien N. Hastings, the Company’s Senior Vice President, Secretary and General Counsel, dated October 8, 2014, from the staff of the Commission (the “Staff”). For your convenience we are also providing five copies of Amendment No. 1, marked to show changes against the Registration Statement, in the traditional non-EDGAR format.

The numbered paragraphs in italics below set forth the Staff’s comments together with our response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1.

October 14, 2014

Item 22. Undertakings, page II-11

1.	Please provide the undertakings required by Item 512(a)(5)(ii) and (a)(6) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure to include the additional undertakings called for by Item 512(a)(5)(ii) and (a)(6) of Regulation S-K on page II-4 of Amendment No. 1.

Exhibit 5.2 Opinion of Vivien N. Hastings

2.	We note counsel’s opinion that “the Notes and Guarantees will have been duly authorized by all necessary corporate action of the Specified Guarantors.” Section 11.B.1.e of the Division of Corporation Finance Staff Legal Bulletin No. 19 requires that a binding obligation opinion encompass that each guarantor validly exists, has the power to create the obligation and has taken the required steps to authorize entering into the obligation under the law of the jurisdiction of organization. Please have counsel revise its opinion accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Exhibit 5.2 Opinion of Vivien N. Hastings accordingly. The Company has filed the revised opinion as an exhibit to Amendment No. 1.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 212-906-1281 or my colleague, Senet Bischoff, at 212-906-1834 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Marc D. Jaffe
Marc D. Jaffe
of LATHAM & WATKINS LLP

Enclosures

cc: (via E-mail)

Vivien N. Hastings

Senet S. Bischoff